Amendment No. 1 to Prospectus Supplement dated June 28, 2018 (to Prospectus dated November 17, 2015)	Filed Pursuant to Rule 424(B)(5) Registration No. 333-204309

CDTi Advanced Materials, Inc.

Non-Transferable Subscription Rights to Purchase an Aggregate of up to
6,849,000 shares of common stock at a Subscription Price of $0.50 per Share

This Amendment No. 1 to prospectus supplement amends the prospectus supplement dated June 28, 2018 (the “original prospectus supplement”).  This Amendment No. 1 to prospectus supplement is incorporated by reference into the original prospectus supplement and should be read in conjunction with the original prospectus supplement and the base prospectus dated November 17, 2015 (the “base prospectus”).  This Amendment No. 1 to prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the original prospectus supplement and the base prospectus, including any amendments or supplements thereto.

Extension of Subscription Period

We have distributed to our stockholders of record as of June 28, 2018, at no charge, 15,908,736 non-transferable subscription rights (each a “Right”) to purchase shares of our common stock (“Shares”), but we will only accept subscriptions for 6,849,000 Shares (the “Subscription Cap”).  Each Right consists of a Basic Subscription Right and an Over-subscription Privilege, and will entitle you (subject to the pro rata reductions described in the original prospectus supplement resulting from the Subscription Cap) to:

(i) purchase one Share, which we refer to as the “Basic Subscription Right,” at a subscription price per Share of $0.50 (the “Subscription Price”); and

(ii) if you exercise your Basic Subscription Rights in full, and any portion of the Shares remain available under the rights offering, you will be entitled to an Over-subscription Privilege to purchase a portion of the unsubscribed Shares at the Subscription Price, subject to (i) the pro rata allocation of Shares among stockholders exercising their Over-subscription Privilege and (ii) certain ownership limitations, which we refer to as the “Over- subscription Privilege.”

The Rights are currently exercisable and, under the original prospectus supplement, were scheduled to expire if not exercised by 5:00 p.m., Eastern Time, on July 13, 2018.  As provided in the original prospectus supplement, we are extending the period for exercising the Rights until 5:00 p.m., Eastern Time, on July 20, 2018.  If you wish to exercise your Rights you must submit your subscription documents before the new expiration date of 5:00 p.m., Eastern Time, on July 20, 2018.

All references in the original prospectus supplement to the expiration date for exercise of Rights are hereby amended as described herein.  All other descriptions, terms and conditions set forth in the original prospectus supplement remain unchanged.

The exercise of your Rights for shares of our common stock involves risks. You should carefully consider all of the information set forth in the original prospectus supplement, including the information under the heading “RISK FACTORS” beginning on page S-10 of the original prospectus supplement and page 3 of the base prospectus, before exercising your Rights for shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the base prospectus or any prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to prospectus supplement is July 13, 2018.